

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2020

Michael Goettler
President
Upjohn Inc.
235 East 42nd Street
New York, NY 10017

   Re: Upjohn Inc.
    Amendment No. 2 to Registration Statement on Form S-4
    Filed January 21, 2020
    File No. 333-234337

Dear Mr. Goettler:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 2, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4

Background of the Combination, page 95

1. We note your revised disclosure on page 100 in response to prior comment 2. Please further revise the disclosure on page 100 to present a numerical value.

2. With reference to prior comment 5, please revise the disclosure on page 104 and elsewhere in the Background section, as applicable, to clarify when the parties agreed that Pfizer would retain the pre-Distribution taxes attributable to the Upjohn business. In this regard, the disclosure on page 104 suggests that Newco would assume the $4.9 billion in tax payments attributable to Upjohn (as reflected in the pro forma presentation on page 270). To the extent that the parties agreed prior to July 26-28 that Pfizer would retain these tax obligations, please revise the July 26-28 entry to quantify the magnitude of the

pre-Distribution liabilities related to the Upjohn Business that were at issue during the final three days of negotiation.   Also, revise the disclosure on page 103 to clarify whether Mylan's financial advisors in rendering the joint opinion assumed that Pfizer would retain the pre-Distribution taxes attributable to the Upjohn business and Newco would assume the other pre-Distribution liabilities related to the Upjohn Business (exclusive of the contingent liabilities referenced on page 103).

Golden Parachute Compensation, page 128

3.   With reference to your disclosures on pages 126 and 127, please provide us an analysis explaining why the $10 million award is not presented as Golden Parachute Compensation pursuant to Regulation S-K, Item 402(t). Also, revise the Background of the Combination section to include the discussions/negotiations concerning Mr. Coury's future compensation with Newco.

You may contact Franklin Wyman at (202) 551-3660 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Celeste Murphy, Legal Branch Chief, at at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences